UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-22190

VERSO TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

400 GALLERIA PARKWAY, SUITE 300, ATLANTA, GEORGIA 30339
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, $.01 PAR VALUE
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:    1

Pursuant to the requirements of the Securities Exchange Act of 1934, Verso Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VERSO TECHNOLOGIES, INC.

Date: June 29, 2009	By /s/ Darryl S. Laddin, as Trustee
Name: Darryl S. Laddin, as Trustee
Title: Trustee for the Verso Technologies, Inc.
Liquidating Trust